Prime Acquisition Corp. Announces Receipt of Nasdaq Notification Letter

Shijiazhuang, China – March 8, 2013 – Prime Acquisition Corp. (“Prime” or the “Company”) (NASDAQ: Common Stock: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, today announced that, on March 4, 2013, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) stating that Nasdaq’s staff (the “Staff”) had determined that Prime was not in compliance with Listing Rule 5550(a)(3) (the “Rule”), which requires that the Company maintain a minimum of 300 public holders for the continued listing of its securities on Nasdaq.

The Staff acknowledged Prime’s February 20, 2013, submission to Nasdaq regarding its preliminary plan of compliance with respect to the Rule and the Company’s February 25, 2013, announcement of its plans to acquire a proposed target business and to seek shareholder approval to amend its memorandum and articles of association (the “Articles”) to continue the Company’s existence for an additional six months (the “Extension”) past the current March 30, 2013, termination date.

Based on the Staff’s review of this information and pursuant to Listing Rule 5810(c)(2), Nasdaq has granted Prime an initial extension of time, until April 12, 2013, to complete the issuer tender offer that the Company has commenced in connection with the approval of the Extension (the “Extension Tender Offer”), and to revisit the Company’s compliance with Listing Rule 5550(a)(3) following the completion of the Extension Tender Offer. Following the completion of the Extension Tender Offer, the Company will conduct a share range analysis to evaluate its compliance with the Rule and will communicate its findings to Nasdaq no later than April 12, 2013. If the Company believes it does not comply with the Rule, it will submit an updated plan of compliance to Nasdaq setting forth any additional steps it will take to regain compliance with the Rule.

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business. Prime consummated its initial public offering on March 30, 2011, and generated aggregate gross proceeds of $36 million. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

Prime Acquisition Corp.	Page 2
March 8, 2013

No Offer to Purchase

On February 26, 2013, Prime filed proxy solicitation materials in connection with seeking shareholder approval of an extension of the time Prime has to complete a business combination beyond March 30, 2013. In connection with such extension, Prime is conducting a tender offer for its ordinary shares in order allow shareholders the opportunity to redeem their shares if and when the extension is approved. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares are being made pursuant to a tender offer statement on Schedule TO and other offer documents that Prime has filed with the Securities and Exchange Commission (the “SEC”). The extension tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the extension tender offer. These materials are being sent free of charge to all security holders of Prime. In addition, all of these materials (and all other materials filed by Prime with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the proxy solicitation materials, extension tender offer documents and the other relevant materials before making any investment decision with respect to the extension and the extension tender offer because they contain important information about the extension and the extension tender offer.

Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations

The Equity Group Inc.
Carolyne Yu	Adam Prior
Senior Associate	Senior Vice President
(212) 836-9610	(212) 836-9606
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